JOINT FILING AGREEMENT
                      ----------------------

THIS AGREEMENT dated the 17th day of December, 1996.

WHEREAS:

A. Logan International Corp. ("Logan") is or will be the beneficial owner of 2,500,000 shares (the "Shares") of common stock of ICHOR Corporation ("ICHOR"), and Arbatax International Inc. ("Arbatax") is or will be the indirect beneficial owner of the Shares; and

B. Each of Arbatax and Logan (each a "Filer" and collectively, the "Filers") are responsible for filing a Schedule 13D dated December 17, 1996 (the "Schedule 13D") relating to the Shares, pursuant to U.S. securities laws;

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1. Each Filer covenants and agrees that it is individually eligible to use the Schedule 13D which is to be filed;

2. Each Filer is individually responsible for the timely filing of any amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the
    Schedule 13D as to any other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

3. This Schedule 13D contains the required information with regard to each Filer and indicates that it is filed on behalf of all Filers;

4. Each Filer agrees that the Schedule 13D to which this Joint Filing Agreement is attached as Exhibit 1 is filed on its behalf.

IN WITNESS WHEREOF the parties have duly executed this Joint Filing Agreement.

ARBATAX INTERNATIONAL INC.             LOGAN INTERNATIONAL CORP.

By: /s/ Michael J. Smith                By: /s/ Michael J. Smith
    ----------------------------           ---------------------------
     Michael J. Smith, President           Michael J. Smith, Secretary